Contact

www.linkedin.com/in/jarider
(LinkedIn)
www.c-bite.com (Company)

Top Skills

Public Speaking
Marketing Strategy
New Media

Languages

Spanish

Jason Rider

Brother half of Thriving Design, Inventor of the C-BITE.
Fort Collins

Experience

Thriving Design
Co-Founder, C-Bite Inventor
November 2013 - Present (8 years 9 months)
Fort Collins, Colorado Area

Fyn River Farms, LLC
Founder
May 2017 - September 2018 (1 year 5 months)
Loveland, CO

Founded and build a custom 2600 square foot indoor vertical aquaponic basil
farm. The facility produces up to 10,000 lbs / month in 14,000 plant sites grown
in a low input high output system. Networked controls, gravity drains, and off
the shelf plumbing make Fyn Rivers one of the most advanced farms of its kind
- given the low cost high return nature of this model. The company was grown
from a 50K cash investment to a 1.5 million dollar company, with national
brand distribution and food safety certification with in compliance with global
standards.

Pinnacle Charter School
Librarian
June 2002 - June 2005 (3 years 1 month)

United States Peace Corps
Volunteer
January 1996 - January 1998 (2 years 1 month)

Education

University of Colorado Boulder - Leeds School of Business
MBA, Organization Development & Entrepreneurship · (1998 - 2000)

UC Santa Barbara
BA, History & Envrionmental Science · (1990 - 1994)